Exhibit 4.22

FIRST AMENDMENT

TO THE

EMPLOYMENT AGREEMENT
BETWEEN FOSTER WHEELER NORTH AMERICA CORP.
AND
GARY T. NEDELKA

WHEREAS, Foster Wheeler North America Corp. (“Foster Wheeler”) entered into an Employment Agreement (the “Agreement”) with Gary T. Nedelka (“Executive”), dated as of January 6, 2009;

WHEREAS, the Agreement provides for the payment of compensation and benefits upon certain terminations of employment occurring during a specified period following a change in control of Foster Wheeler AG;

WHEREAS, the parties desire to also provide for such compensation and benefits upon a termination of employment occurring during a specified period following Foster Wheeler AG’s sale or disposition of its Global Power Group; and

WHEREAS, pursuant to Section 9.7 of the Agreement, an amendment to the Agreement can be made pursuant to the written consent of Foster Wheeler and Executive.

NOW THEREFORE, in consideration of the foregoing, it is mutually agreed that the Agreement is amended, effective December 21, 2009, in the following respects:

1.                                A new subparagraph (E) at the end of Section 4.3.1(ii) to read as follows:

“(E)                          the sale or other disposition of all or substantially all of the assets of Parent’s Global Power Group, provided, however, that for purposes of this subparagraph (E), the following shall not be deemed to result in a Change of Control: Parent’s Global Power Group is sold to or all or substantially all of its assets are acquired by (I) any corporation or other legal entity controlled, directly or indirectly, by the Parent or (II) any employee benefit plan (or related trust) sponsored or maintained by the Parent or any corporation or legal entity controlled, directly or indirectly, by the Parent.”

2.                                Subparagraph (iv) of Section 4.3.2 is revised in its entirety to read as follows:

“(iv)                        Equity Awards.

(A)                               in the event of a Change of Control as described in Section s4.3.1(ii)(A)-(D), payment for any shares of restricted common shares issued under the Company’s or an Affiliated Company’s Omnibus Incentive Plan or any other plan (whether or not vested), to the extent such shares are tendered to the Company or an Affiliated Company, as applicable, by the Executive within 20 days after the Termination Date, at a price per share equal to the highest of (I) the market price on the NASDAQ Stock Market LLC of a common share of such stock at the close of business on the date of such tender, (II) the highest price paid for a common share of such stock in any Change of Control transaction occurring on or after the Start Date, or (III) the market price on the NASDAQ Stock Market LLC of a common share of such stock at the close of business on the date of any such Change of Control transaction; or

(B)                               in the event of a Change of Control as described in Section 4.3.1(ii)(E), restrictions on shares of restricted common shares issued under the Company’s or an Affiliated Company’s Omnibus Incentive Plan or any other plan shall lapse and such shares shall become 100% vested upon the Termination Date;”

*    *   *

IN WITNESS WHEREOF, the parties have executed this First Amendment to the Agreement effective as of the date first written above.

FOSTER WHEELER NORTH AMERICA CORP.

By:	/s/ Peter J. Ganz	12/23/09
Peter J. Ganz		Date
Executive Vice President and Secretary

/s/ Gary Nedelka		12/23/09
Gary T. Nedelka		Date